

Financial Results

2nd Quarter 2022

2nd quarter 2022

$2.4B

TOTAL PAYMENT VOLUME
up 67% year-over-year

$101.2M

REVENUES
up 72% year-over-year

157%

NET REVENUE
RETENTION RATE

38%

ADJUSTED EBITDA
MARGIN

dLocal reports in US dollars and in accordance with IFRS

as issued by the IASB

Montevideo, Uruguay August 22, 2022 — DLocal Limited ("dLocal", "we", "us", and "our") (NASDAQ:DLO), a technology- first payments platform today announced its financial results for the second quarter ended June 30, 2022.



> "
> We had another quarter of strong results, reaching new records...
> Our business has shown resilience and sustained growth
> "

Sebastian Kanovich
CEO, dLocal

"We had another quarter of strong results, reaching new records with U$2.4 billion in TPV and achieving the US$100 million quarterly revenue milestone, as we continue to bring new merchants to our platform and monetize our existing ones. We saw robust growth in TPV and revenue, increasing by 67% and 72% year-over-year, respectively, despite the high comparison base from last year, and both metrics accelerating by 16% quarter-over-quarter. We continue to deliver profitable growth and our strong performance over the past quarters has allowed us to build a strong cash position. Adjusted EBITDA was up by 47% year-over-year and 16% quarter-over-quarter to US$38 million, and for the fourth consecutive quarter we maintained our Adjusted EBITDA margin stable at 38% while increasing our headcount 48% year-over-year to 632 employees.

We remain focused on building the best financial infrastructure for our merchants across multiple emerging markets. Our expansion efforts outside Latin America continue to yield results, as revenues in Africa and Asia increased triple digit by 155% year-over-year, representing 13% of our total revenues in this quarter. We continue to cross sell to merchants that originally started their relationship with us in Latin America, having now 9 out of our Top 10 merchants (in terms of TPV) processing payments with us in Africa and Asia, with significant opportunities to continue scaling. In addition, we continue to see merchants initiating their relationship with us through markets in Asia and Africa and then expanding to Latin America.

Our business has shown resilience and sustained growth, supported by the diversity of our merchants across industry verticals, geographies, and products. This, combined with our strong cash generation, give us confidence that we are uniquely positioned to fulfill our long-term growth strategy while navigating a challenging and uncertain global macro environment. We will continue to execute with discipline into the big opportunities ahead of us," said Sebastian Kanovich.






d.

2nd quarter 2022 financial highlights

- Total Payment Volume ("TPV") reached US$2.4 billion in the quarter, representing 67% year-over-year growth compared to US$1.5 billion in the second quarter of 2021 and 16% growth compared to $2.1 billion in the first quarter of 2022.

- Revenues in the second quarter of 2022 amounted to US$101.2 million, representing 72% year-over-year growth compared to US$59.0 million in the second quarter of 2021 and 16% growth compared to $87.5 million in the first quarter of 2022.

- Gross profit was US$49.6 million in the second quarter of 2022, representing 47% year-over-year growth compared to US$33.8 million in the second quarter of 2021 and 14% growth compared to US$43.6 million in the first quarter of 2022.

- Adjusted EBITDA was US$38.2 million in the second quarter of 2022, representing 47% year-over-year growth compared to US$25.9 million in the second quarter of 2021 and 16% growth compared to US$32.9 million in the first quarter of 2022.

- Adjusted EBITDA Margin was 38% in the second quarter of 2022, in line with the 38% recorded in the first quarter of 2022 and compared to 44% in the second quarter of 2021.

- Profit for the second quarter of 2022 was US$30.7 million, or US$0.10 per diluted share, increasing 73% compared to a profit of US$17.7 million, or US$0.06 per diluted share, for the second quarter of 2021 and increasing 17% compared to a profit of US$26.3 million, or US$0.08 per diluted share, for the first quarter of 2022.

2nd quarter 2022 financial highlights

■ As of June 30, 2022, dLocal had US$454.0 million in cash, cash equivalents and marketable securities, compared to US$410.1 million as of March 31, 2022 and US$266.0 million as of June 30, 2021. The quarter-over-quarter increase of US$43.9 million reflects an increase of US$18.4 million in our funds and an increase of US$25.5 million in funds due to our merchants with respect to the first quarter of 2022.

The following tables summarises our key performance metrics:

	Three months ended		Six months ended	
	30 June 2022	**30 June 2021**	**30 June 2022**	**30 June 2021**
Key Performance metrics	**(In millions of $US except for %)**		**(In millions of $US except for %)**	
TPV	2,433	1,456	4,537	2,382
TPV Growth YoY	67%	319%	91%	224%
Revenue	101.2	59.0	188.6	99.2
Revenue Growth YoY	72%	186%	90%	157%
Adj. EBITDA	38.2	25.9	71.0	43.8
Adj. EBITDA Margin	38%	44%	38%	44%

2nd quarter 2022 business highlights

- dLocal is well diversified across verticals, so its business does not depend on the performance of any single industry vertical. During the second quarter of 2022, dLocal saw strong year-over-year and quarter-over-quarter growth in TPV driven by the performance and continued growth of its merchants across most verticals, particularly in on-demand commerce, on-demand delivery, travel, SaaS ("software as a service") and advertising.

- dLocal is also well diversified across geographies, having a presence in 37 countries, out of which 22 are outside Latin America. During the second quarter of 2022, dLocal continued to focus on its expansion efforts, strengthening its presence in the countries in which it operates.

- Revenue increased across all regions during the quarter, with LatAm growing 63% compared to the second quarter of 2021, accounting for 87% of total revenue. Asia & Africa revenue, which accounted for the remaining 13% (compared to 9% in the second quarter of 2021), increased by 155% year-over-year.

- During the quarter, dLocal continued delivering robust revenue growth both from existing and from new customers. Revenue from Existing Merchants increased by US$33.5 million in the second quarter of 2022 to US$92.5 million. The net revenue retention rate, or NRR, in the second quarter of 2022 reached 157%. Revenue from New Merchants was US$8.7 million for the second quarter of 2022.

- dLocal continued to enhance its product portfolio with improvements in our features for pay-ins and pay-outs while continuing to run pilot programs for new solutions such as dLocal Go and issuing-as-a-service.

Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment's performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, ("Operating Segments"), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal's Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment's performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal's performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal's Adjusted EBITDA and Adjusted EBITDA Margin to net income:

In thousands of U.S dollars	Three months ended June 30		Six months ended June 30	
	2022	2021	2022	2021
Profit for the period	30,722	17,708	56,995	34,635
Income tax expense	4,151	1,596	5,364	2,975
Depreciation and amortization	1,857	1,344	3,580	1,859
Secondary offering expenses	-	3,042	89	3,747
Transaction costs	-	341	-	454
Share-based payment non-cash charges	1,241	2,116	3,275	2,681
Other operating loss/(gain)	688	-	688	(2,896)
Other charges, net	(476)	(222)	1,048	311
Adjusted EBITDA	38,183	25,925	71,039	43,766
Revenues	101,180	58,961	188,633	99,217
Adjusted EBITDA	38,183	25,925	71,039	43,766
Adjusted EBITDA Margin	37.7%	44.0%	37.7%	44.1%

EARNINGS PER SHARE:

We calculate basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the three-months and six-months periods ended June 30, 2022 and 2021.

Our diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	For the three month period ended June 30		For the six month period ended June 30	
	2022	**2021**	**2022**	**2021**
Profit attributable to common shareholders (U.S. Dollars)	30,572,332	17,708,117	56,864,047	34,628,192
Weighted average number of common shares	295,393,168	288,524,686	295,219,928	279,830,237
Adjustments for calculation of diluted earnings per share	17,599,775	20,061,500	17,619,241	23,432,500
Weighted average number of common shares for calculating diluted earnings per share	312,992,943	308,586,186	312,839,169	303,262,737
Basic earnings per share	0.10	0.06	0.19	0.12
Diluted earnings per share	0.10	0.06	0.18	0.11

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

Conference call and webcast

dLocal's management team will host a conference call and audio webcast on August 23, 2022 at 9:00 a.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal's website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 37 countries across APAC, the Middle East, Latin America, and Africa. Through the "One dLocal" platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of selected operational metrics

"API" means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

"Enterprise Global Merchants" means merchants with at least US$6 million of annual TPV processed through our platform.

"Local payment methods" refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

"NRR" means net revenue retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the current period revenue by the prior period revenue. The prior period revenue is the revenue billed by us to all of our merchant customers in the corresponding period for the prior fiscal year. The current period revenue is the revenue billed by us in the corresponding period for the current fiscal year to the same merchant customers included in the calculation of the prior period revenue. Current period revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers on-boarded during the last 12 months.

"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers.

"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

"Revenue from New Merchants" means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

"Revenue from Existing Merchants" means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," "Forward-Looking Statements" and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

dLocal Limited

Certain interim financial information

Consolidated Condensed Interim Statements of Comprehensive Income for the three-month and six-month period ended June 30, 2022 and 2021

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended June 30		Six months ended June 30	
	2022	2021	2022	2021
Continuing operations				
Revenues	101,180	58,961	188,633	99,217
Cost of services	(51,541)	(25,170)	(95,440)	(42,159)
Gross profit	**49,639**	**33,791**	**93,193**	**57,058**
Technology and development expenses	(1,643)	(596)	(3,049)	(1,116)
Sales and marketing expenses	(3,128)	(1,127)	(5,972)	(2,169)
General and administrative expenses	(9,095)	(13,431)	(19,389)	(19,193)
Impairment (loss)/gain on financial assets	7	(113)	82	(167)
Other operating (loss)/gain	(688)	394	(688)	3,290
Operating profit	**35,092**	**18,918**	**64,177**	**37,703**
Finance income	5,530	166	5,536	184
Finance costs	(5,277)	227	(6,576)	(236)
Inflation adjustment	(472)	(7)	(778)	(41)
Other results	**(219)**	**386**	**(1,818)**	**(93)**
Profit before income tax	**34,873**	**19,304**	**62,359**	**37,610**
Income tax expense	(4,151)	(1,596)	(5,364)	(2,975)
Profit for the period	**30,722**	**17,708**	**56,995**	**34,635**
Profit attributable to:				
Owners of the Group	30,572	17,708	56,864	34,628
Non-controlling interest	150	0	131	7
Profit for the period	**30,722**	**17,708**	**56,995**	**34,635**
Earnings per share (in USD)				
Basic Earnings per share	0.10	0.06	0.19	0.12
Diluted Earnings per share	0.10	0.06	0.18	0.11
Other comprehensive income				
Items that may be reclassified to profit or loss:				
Exchange difference on translation on foreign operations	(1,245)	657	(83)	869
Other comprehensive income for the period, net of tax	**(1,245)**	**657**	**(83)**	**869**
Total comprehensive income for the period, net of tax	**29,477**	**18,365**	**56,912**	**35,504**
Total comprehensive income for the period				
Owners of the Group	29,327	18,365	56,781	35,488
Non-controlling interest	150	0	131	16
Total comprehensive income for the period	**29,477**	**18,365**	**56,912**	**35,504**

dLocal Limited

Certain interim financial information

Consolidated Condensed Interim Statements of Financial Position as of June 30, 2022 and December 31, 2021

(In thousands of U.S. dollars, except per share amounts, unaudited)

	June 30, 2022	December 31, 2021
ASSETS		
Current Assets		
Cash and cash equivalents	453,985	336,197
Financial assets at fair value through profit or loss	1,065	1,004
Trade and other receivables	197,548	190,966
Derivative financial instruments	782	0
Other assets	1,688	1,339
Total Current Assets	**655,068**	**529,506**
Non-Current Assets		
Deferred tax assets	441	133
Property, plant and equipment	2,718	2,485
Right-of-use assets	3,798	3,915
Intangible assets	48,679	46,969
Total Non-Current Assets	**55,636**	**53,502**
TOTAL ASSETS	**710,704**	**583,008**
LIABILITIES		
Current Liabilities		
Trade and other payables	335,576	277,160
Lease liabilities	548	502
Tax liabilities	10,587	13,126
Derivative financial instruments	76	221
Borrowings	14,656	5,014
Provisions	1,573	1,710
Contingent considerations liability	665	665
Total Current Liabilities	**363,681**	**298,398**
Non-Current Liabilities		
Deferred tax liabilities	445	883
Lease liabilities	3,376	3,426
Total Non-Current Liabilities	**3,821**	**4,309**
TOTAL LIABILITIES	**367,502**	**302,707**
EQUITY		
Share Capital	592	590
Share Premium	163,503	157,151
Capital Reserve	12,376	12,741
Other Reserves	(558)	(30)
Retained earnings	167,176	109,867
Total Equity Attributable to owners of the Group	**343,089**	**280,319**
Non-controlling interest	113	(18)
TOTAL EQUITY	**343,202**	**280,301**

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. The contribution of dLocal Group Limited (a limited liability company incorporated in Malta, the former holding entity or "dLocal Malta") shares to dLocal has been finalized as of April 14, 2021. Until the contribution of dLocal Malta shares to it, dLocal had not commenced operations, consequently the historical information previous to that date presented in here corresponds to dLocal Malta, our predecessor. This reorganization was done, among other things, to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

Investor Relations Contact:
investor@dlocal.com

Media Contact:
marketing@dlocal.com